Exhibit 99.3

2601 14TH AVENUE MARKHAM, ON L3R OH9VOTING INSTRUCTION FORMANNUAL AND SPECIAL MEETINGLITHIUM AMERICAS CORP.WHEN:THURSDAY, MAY 07, 2020 AT 1:00 P.M. PDTLITHIUM AMERICAS CORP.SUITE 300 - 900 WEST HASTINGS VANCOUVER, BCV6C 1E5CANADAST.WHERE:Offices of Lithium Americas  Corp.300 • 900 West Hastings StreetVancouver, BC V6C 1E5REVIEW YOUR VOTING OPTIONSONLINE:VOTE AT PROXVVOTE.COM USING YOUR COMPUTER OR MOBILE  DATA DEVICE. YOUR CONTROL NUMBER  IS LOCATED BELOW.SCAN TO VIEW MATERIAL AND VOTE NOWBY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS  BY TELEPHONE AT: ENGLISH: 1•800-474-7493 OR FRENCH: 1-800-474-7501BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL  IN THE ENVELOPE PROVIDED.REMINDER:PLEASE REVIEW THE MANAGEMENT  PROXY CIRCULAR BEFORE VOTING.BR13122017WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS  AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.: PROXY DEPOSIT DATE: MAY 05, 2020The control number has been assigned to you to identify  your shares for voting.You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting  options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.Dear Client:A meeting is being held for securityholders of the above noted issuer.1.  You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner  because e, as your intermediary, hold the securities in an account for you and the securities are not registered in your name.2.  Votes are being solicited  by or on behalf of the management of the issuer.3.  Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility  to forward them. These materials are being sent at no cost to you,in the language you requested, if available.4.  Unless you attend the meeting and vote in person,your securities can only be voted through us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested on this form to provide your voting instructions to us promptly.We  will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person.5.  When you give us your voting instructions,you acknowledge that:• You are the beneficial owner or are authorized to provide these voting instructions;and• You have read the material  and the voting  instructions  on this form.6.   You may not  present this Voting Instruction Form at the meeting in order to vote.7.   To attend the meeting and vote your shares in person:• Write your name or the name of your designate to act on your behalf on the "Appointee" line on the other side of this form, sign and date the form,and return it by mail, or• Go to ProxyVote.com (if available) and insert the name in the "Change Appointee(s)" section on the voting site.You, or your designate, as the named "Appointee", must attend the meeting for your vote to be counted. When you  or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator.8.  Unless prohibited by law  or you instruct otherwise, the Appointee(s) or the person whose name is written  in the space provided  will have full authority  to attend  and otherwise  act at, and present matters to the meeting and any adjournment or postponement thereof,and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not  set out  in this form  or in the management  proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account.9.  If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting  instructions on behalf of the body corporate and the address for service of the body corporate.1O.lf the items listed in the management proxy circular are different  from the items listed on the other side of this form, the management  proxy circular will be considered correct.11.The Appointee  named in this form will exercise the voting rights attached to the securities in accordance with the instructions given. In the absence of any specific instructions as to voting being provided by you on this form,the item(s) will be votedas recommended on the reverse of this form or as stated in the management proxy  _circular, except in the case of your appointment  of an Appointee.12. This Voting  Instruction  Form should  be  read  in conjunction with the  accompanying management proxy circular.---13. To ensure  that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted onlineat least one htAbusiness dav before the proxv deposit date noted above or the proxv  _deadline specified in the management proxv circular. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation.This Voting Instruction  Form confers discretionary  authority  to vote on such other business as may properly come before the meeting or any adjournment thereof.If you have any questions or require help, please contact the person who services your account. Disclosure of Information - Electing to Receive Financial Statements or ReauestingMeeting MaterialsBy electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing  purposes.PLEASE SEE OVER

P39042-
1 OF 1

VOTING INSTRUCTION FORM

LITHIUM AMERICAS CORP.

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: THURSDAY, MAY 07, 2020 AT 1:00 P.M. PDT
RECORD DATE: FOR HOLDERS AS OF APRIL 01, 2020
PROXY DEPOSIT DATE: MAY 05, 2020 **CUID:**
ACCOUNT NO: **CUSIP:** 53680Q207

CONTROL NO.: →

STEP 2 APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): George Ireland, Eduard Epshtein

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR.

PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 COMPLETE YOUR VOTING DIRECTIONS

2 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION:* **FOR** *ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD	Nominee	FOR	WITHHOLD
01-George Ireland	☐	☐	07-Fabiana Chubbs	☐	☐
02-John Kanellitsas	☐	☐	08-Yuan Gao	☐	☐
03-Jonathan Evans	☐	☐	09-Michael Fischer	☐	☐
04-Franco Mignacco	☐	☐			
05-Gabriel Rubacha	☐	☐			
06-Xiaoshen Wang	☐	☐			

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **BOLD TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

1 To set the number of Directors at nine (9).
RECOMMENDATION: **FOR**
FOR ☐ AGAINST ☐

3 Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.
RECOMMENDATION: **FOR**
FOR ☐ WITHHOLD ☐

4 To consider, and if thought fit, pass an ordinary resolution, the full text of which is set forth in the Management Information Circular, to approve the New Plan (as defined in the Management Information Circular).
RECOMMENDATION: **FOR**
FOR ☐ AGAINST ☐

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

51 MERCEDES WAY EDGEWOOD NY 11717VOTING INSTRUCTION FORMANNUAL AND SPECIAL MEETINGLITHIUM AMERICAS CORP.WHEN:THURSDAY,MAY 07,2020 AT  1:00 P.M. PDTWHERE:Offices of Lithium Americas  Corp.300 - 900 West Hastings StreetVancouver, BC V6C 1E5LITHIUM AMERICAS CORP.SUITE 300 - 900 WEST HASTINGS ST.VANCOUVER, BCV&C 1E5CANADAAbout VotingA meeting is being held for the holders of the securities listed on the other side of this form.As a  beneficial  holder  of  the securities  you have the right to vote on the item(s)  beingcovered at the  meeting,  which  are described  in the  Proxy StatementThe control  number has been assigned to you to identify your shares for voting. You  must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send th1s form  or provide your control  number  to others,  you are responsible  for any subsequent voting of, or subsequent  inability to vote, your shares.Please read the Proxy Statement carefully and take note of any relevant proxy deposit date.We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse.If you have  any questions, please contact the person who services your account.We have been requested  to f01ward to you the enclosed proxy material relative to securitiesheld by us in your account  but not registered in your name. Only we as the holder of recordcan vote such securities.  We shall  be pleased  to vote  your securities  in accordance withyour  wishes,   if  you  will execute  the form and  return  it to us  promptly   in  the enclosedbusiness  reply envelope.  It is understood  that if  you sign without  otherwise  marking theform your securities  will be voted as recommended  in the  Proxy StatementFor this meeting,  the extent  of our authority to vote your securities in the absence of your instructions  can  be determined   by referring to  the applicable voting instruction number indicated on the face of your form.For margin accounts,  in the event  your securities have been loaned  over record date,  the number of securities  we vote on your behalf has been or can be adjusted downward.Please note that under a  rule amendment  adopted   by the New  York Stock Exchange for shareholder  meetings held on or after January 1, 201 0, brokers are no longer allowed to vote securities   held  in their clients' accounts on uncontested elections of directors unless the client has provided voting instructions  (it will continue to be the case that brokers cannot vote their clients' securities in contested  director elections). Consequently, if  you want us to vote your securities  on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters  presented at shareholder  meetings, particularly the election of directors  is the primary method for shareholders to influence the direction taken  by a publicly-traded company. We urge you to participate  in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities  in this election.If  your securities are held  by a  broker who  is a  member of the New York Stock Exchange (NYSE),  the rules of the NYSE will guide the voting procedures. These rules provide that  if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the  material  was  mailed  at least15 days prior to the meeting date or on the fifteenth day, if  the proxy material was mailed25 days  or  more  prior to  the meeting  date).  In order  for  your  broker  to exercise  thisdiscretionary  authority,  proxy material would  need to have  been  mailed at least 15 days prior to  the meeting  date,  and  one  or more of the matters  before the meeting  must  be deemed "routine"  in nature according to NYSE guidelines. If these two requirements are metand you  have  not  communicated  to us  prior to  the first  vote  being  issued,  we may vote  your securities  at our discretion  on  any  matters  deemed   to be  routine.  We  will nevertheless follow your instructions, even if  our discretionary vote has already been given, provided your instructions are received prior to the meeting date.The following instructions  provide specifics regarding the meeting for which this voting form applies.Instruction 1All proposals for this meeting are considered "routine".  We may vote in our discretion on allproposals, if  your instructions are not received.If   your securities  are held   by  a  bank,  your  securities   cannot be  voted  without  your specific instructions.Instruction  2In order for your securities to be represented  at the meeting on one or more matters beforethe meeting, it will be necessary for us to have your specific voting instructions.If  your securities are held by a bank, your securities cannot  be voted  without your specific instructions.Instruction 3In order for your securities  to be represented  at the meeting, it will be necessary for us tohave your specific voting instructions.Instruction 4We have previously sent you proxy soliciting material  pertaining  to the  meeting of shareholdersof the company  indicated. According to our latest  records, we have not as of yet receivedyour voting instruction on the matter(s) to be considered at this meeting and the companyhas requested us to communicate with you in an endeavor to have your securities voted.**If you hold your securities through a Canadian  broker or bank, please  be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even  if you have declined to receive securityholder  materials, a reporting  issuer is required to deliver these materials to you. If  you have advised your intermediary that you object to the disclosure  of your  beneficial ownership  information  to the reporting  issuer, it is our responsibility to deliver these  materials to you on behalf of the reporting issuer.These materials are being sent at no cost to you.To attend  the meeting and vote your shares in personIf you wish to attend the meeting, mark the appropriate  box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant  you or your designate the right to attend  the meeting and vote in person, subject to any rules described in the Proxy Statement  applicable to the delivery of a proxy.The legal proxy will be mailed to the name and address of the beneficial holder noted above. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures  noted  in the Proxy Statement. You or your designate must attend the meeting for your vote to be counted.Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agentPlease be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps  in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit  the legal proxy with  the issuer or its agent in advance  of the meeting.  Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective.This Voting Instruction  Form confers discretionary  authority  to vote on such other  business as may properly come before the meeting or any adjournment thereof.Disclosure of Information- Electing to Receive Financial Statements or RequestingMeeting MaterialsBy electing to receive the financial statements,  your name and address  may be provided to the issuer (or its agent) for mailing purposes.V826072019PLEASE SEE OVER53680Q207P39041-

VOTING INSTRUCTION FORM
LITHIUM AMERICAS CORP.

MEETING TYPE:	ANNUAL AND SPECIAL MEETING
MEETING DATE:	THURSDAY, MAY 07, 2020 AT 1:00 P.M. PDT
RECORD DATE:	FOR HOLDERS AS OF APRIL 01, 2020
PROXY DEPOSIT DATE:	MAY 05, 2020
A/C	

53680Q207

→ ** ISSUER COPY **

STEP 1 **REVIEW YOUR VOTING OPTIONS**

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:

1-800-454-8683

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE

*****WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*****

STEP 2 **COMPLETE YOUR VOTING DIRECTIONS**

2 ELECTION OF DIRECTORS: *VOTING RECOMMENDATION:* **FOR** *ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX " ▮ " PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD	Nominee	FOR	WITHHOLD
01-George Ireland	☐	☐	07-Fabiana Chubbs	☐	☐
02-John Kanellitsas	☐	☐	08-Yuan Gao	☐	☐
03-Jonathan Evans	☐	☐	09-Michael Fischer	☐	☐
04-Franco Mignacco	☐	☐			
05-Gabriel Rubacha	☐	☐			
06-Xiaoshen Wang	☐	☐			

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **BOLD TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX " ▮ " PER ITEM IN BLACK OR BLUE INK)

1 To set the number of Directors at nine (9).

RECOMMENDATION: **FOR**

FOR ☐ AGAINST ☐

3 Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

RECOMMENDATION: **FOR**

FOR ☐ WITHHOLD ☐

4 To consider, and if thought fit, pass an ordinary resolution, the full text of which is set forth in the Management Information Circular, to approve the New Plan (as defined in the Management Information Circular).

RECOMMENDATION: **FOR**

FOR ☐ AGAINST ☐

FILL IN THE BOX " ▮ " TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. → ☐

STEP 3 **THIS DOCUMENT MUST BE SIGNED AND DATED**

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y